APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Fit Wellness LLC
## Balance Sheet - unaudited
## For the period ended 7/30/2020

|  | At Date of Inception: |  |
| --- | --- | --- |
|  | **30-Jul-20** |  |
| **ASSETS** |  |  |
| **Current Assets:** |  |  |
| Cash | $ | - |
| Petty Cash |  | - |
| Accounts Receivables |  | - |
| Inventory |  | - |
| Prepaid Expenses |  | - |
| Employee Advances |  | - |
| Temporary Investments |  | - |
| **Total Current Assets** |  | - |
|  |  |  |
| **Fixed Assets:** |  |  |
| Land |  | - |
| Buildings |  | - |
| Furniture and Equipment |  | - |
| Computer Equipment |  | - |
| Vehicles |  | - |
| Less: Accumulated Depreciation |  | - |
| **Total Fixed Assets** |  | - |
|  |  |  |
| **Other Assets:** |  |  |
| Trademarks |  | - |
| Patents |  | - |
| Security Deposits |  | - |
| Other Assets |  | - |
| **Total Other Assets** |  | - |
|  |  |  |
| **TOTAL ASSETS** | $ | - |
|  |  |  |
| **LIABILITIES** |  |  |
| **Current Liabilities:** |  |  |
| Accounts Payable | $ | - |
| Business Credit Cards |  | - |
| Sales Tax Payable |  | - |
| Payroll Liabilities |  | - |
| Other Liabilities |  | - |

| | | |
|---|---|---:|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | - |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | - |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - |
| | | |
| Balance Sheet Check | | - |

I, Felippe Marques, certify that:

1. The financial statements of Fit Wellness LLC dba Wellness For Humanity included in this Form are true and complete in all material respects; and
2. The tax return information of Fit Wellness LLC dba Wellness For Humanity has not been included in this Form as Fit Wellness LLC dba Wellness For Humanity was formed on 08/11/2020 and has not filed a tax return to date.

Signature     _____

Name:     Felippe Marques

Title:     Owner